Exhibit 3.1

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

CERTIFICATE OF DESIGNATION

FOR

6.5% SERIES A REDEEMABLE PREFERRED STOCK

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

The undersigned, being the Secretary of Marlborough Software Development Holdings Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with the provisions of Section 151(g) of the DGCL, does hereby certify that:

Pursuant to the authority vested in the Board of Directors by Article FOURTH of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors, on September 24, 2012, in accordance with Section 151(g) of the DGCL, duly adopted the following resolution establishing a series of 1,940,299 shares of the Corporation’s preferred stock, par value $0.01 per share (the “Preferred Stock”), to be designated as its 6.5% Series A Redeemable Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors by Article FOURTH of the Certificate of Incorporation, the Board of Directors hereby establishes a series of 6.5% Series A Redeemable Preferred Stock of the Corporation and hereby states the number of shares, and fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of such series of shares as follows:

6.5% SERIES A REDEEMABLE PREFERRED STOCK

SECTION 1. Designation; Number of Shares; Rank.

(a) There shall be created from the 10,000,000 shares of Preferred Stock authorized to be issued by the Certificate of Incorporation, a series of Preferred Stock designated as “6.5% Series A Redeemable Preferred Stock” (the “Redeemable Preferred Stock”), and the authorized number of shares constituting the Redeemable Preferred Stock shall be 1,940,299. Such number of shares may be decreased by resolution of the Board of Directors adopted and filed pursuant to Section 151(g) of the DGCL, or any successor provision, and by the filing of a certificate of decrease with the Secretary of State of the State of Delaware; provided that no such decrease shall reduce the number of authorized shares of Redeemable Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, warrants, convertible or exchangeable securities or other rights to acquire shares of Redeemable Preferred Stock.

(b) The Redeemable Preferred Stock, with respect to dividend or distribution rights and upon liquidation, winding-up or dissolution of the Corporation, ranks as set forth herein (a) senior to all Junior Stock; and (b) on parity in all respects, with all the Parity Stock.

SECTION 2. Definitions. As used in this Certificate of Designation, the following terms have the following meanings:

“Board of Directors” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

“Certificate of Incorporation” shall have the meaning assigned to such term in the second paragraph of the preamble.

“Close of Business” shall mean 5:00 p.m. (New York City time).

“Common Stock” shall mean the common stock, par value $0.01 per share, of the Corporation or any other capital stock of the Corporation into which such Common Stock shall be reclassified or changed.

“Corporation Intellectual Property” shall mean any Intellectual Property or rights thereto, owned by the Corporation or any of its Subsidiaries or used or held for use in connection with the business of the Corporation or any of its Subsidiaries, other than Intellectual Property relating to the Corporation’s BOLT browser.

“Corporation” shall have the meaning assigned to such term in the first paragraph of the preamble.

“DGCL” shall have the meaning assigned to such term in the first paragraph of the preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Licenses” shall mean (i) licenses typical of those entered into by software companies entered into by the Corporation in the ordinary course of business which are limited in both (a) duration of not more than five (5) years and (b) either territory or sales channel, provided that, for the avoidance of doubt, reseller licenses of Corporation Intellectual Property shall be deemed to be entered into by the Corporation in the ordinary course of business, and (ii) any license of Corporation Intellectual Property between either (a) the Corporation and one or more wholly-owned Subsidiaries of the Corporation or (b) one or more wholly-owned Subsidiaries of the Corporation.

“Exempt Securities” means (i) the issuance of Units in an amount and on the terms and conditions provided for in that certain securities purchase agreement of the Corporation dated as of September 27, 2012; (ii) additional Units at a purchase price per Unit of not less than the Liquidation Preference and with an aggregate purchase price not to exceed $3,000,000, provided that such issuance occurs on or before December 31, 2012, (iii) securities issued or issuable pursuant to stock splits, stock dividends, or similar transactions; (iv) shares of Common Stock issued upon exercise of Outstanding Compensatory Awards; (v) up to 1,500,000 shares of Common Stock (other than Outstanding Compensatory Awards) that may be issued to employees, consultants, officers or directors of the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Compensation Committee and the Board of Directors of the Corporation any time prior to June 30, 2014, provided that the issuance price of any such Common Stock shall not be less than $0.75; and (vi) shares of Common Stock issued or issuable (A) to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions; (B) in connection with acquisition transactions; or (C) securities in strategic partnership transactions representing in the aggregate up to 20% of the issued and outstanding share capital of the Corporation at the time of their issuance.

“Holder” or “holder” shall mean a holder of record of the Redeemable Preferred Stock.

“Intellectual Property” shall mean any of the following: (A) patents and patent applications; (B) registered and unregistered trademarks and service marks, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, logos, trade names, brand names, trade dress, business names and corporate names, including all goodwill associated therewith; (C) registered copyrights and applications for registration thereof; (D) internet domain names, applications and reservations therefor, uniform resource locators (“URLs”) and the corresponding Internet sites; (E) trade secrets and proprietary information not otherwise listed in (A) through (D) above; and (F) any other intellectual property right.

“Issue Date” shall mean October 10, 2012, the original date of issuance of the Redeemable Preferred Stock.

“Junior Stock” shall mean (a) all classes of the Common Stock, (b) classes of securities established prior to the Issue Date, and (c) each other class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Redeemable Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

“Liquidation Preference” shall mean, with respect to each share of Redeemable Preferred Stock, $3.35.

“Market Disruption Event” shall mean (i) a failure by the primary United States national securities or regional exchange or market on which the Common Stock is listed, admitted for trading or quoted to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the

Common Stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or in any options, contracts or future contracts relating to the Common Stock.

“Open of Business” shall mean 9:30 a.m. (New York City time).

“Outstanding Compensatory Awards” means options to purchase 1,648,267 shares of the Corporation’s Common Stock issued to employees, consultants, officers or directors of the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Compensation Committee and the Board of Directors of the Corporation prior to September 1, 2012 and that are outstanding as of October 10, 2012.

“Parity Stock” shall mean any class of capital stock or series of preferred stock of the Corporation established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Redeemable Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

“Paying Agent” shall have the meaning assigned to such term in Section 10.

“Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Pro Rata Portion” shall mean, with respect to any holder of Redeemable Preferred Stock, a fraction, the numerator of which is the number of shares of Redeemable Preferred Stock owned by such holder and the denominator of which is the aggregate number of shares of Redeemable Preferred Stock that are issued and outstanding.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock (or other security) have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of securityholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by statute, by contract or otherwise).

“Redeemable Preferred Stock” shall have the meaning assigned to such term in Section 1.

“Redemption” shall have the meaning assigned to such term in Section 5.

“SEC” or “Commission” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Scheduled Trading Day” shall mean any day that is scheduled to be a Trading Day. If the Common Stock is not so listed for trading or quotation on or by any exchange or quotation system, Scheduled Trading Day means a Business Day.

“Subsidiary” of a specified Person is any Person that, directly or indirectly through one or more intermediaries is controlled by such specified Person, as such terms are used in and construed under Rule 144 promulgated under the Securities Act.

“Trading Day” shall mean a day during which (i) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is listed, admitted for trading or quoted or, if the Common Stock is not so listed, admitted for trading or quoted, any Business Day, and (ii) there is no Market Disruption Event. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for a regular full Trading Day on the relevant exchange or trading system. For the avoidance of doubt, Trading Day shall not include any Scheduled Trading Day with a scheduled closing time earlier than the then standard closing time for a regular full Trading Day even if such earlier closing time is the scheduled closing time for such day.

“Transfer Agent” shall have the meaning assigned to such term in Section 10.

“Unit” or “Units” means units of the Corporation, each unit consisting of (i) one share of Redeemable Preferred Stock, and (ii) a ten year warrant to purchase five shares of the Corporation’s common stock at a purchase price of $0.67 per share.

SECTION 3. Dividends and Distributions.

(a) The holders of the Redeemable Preferred Stock shall be entitled to receive, when and if declared, dividends, prior and in preference to the holders of Junior Stock (including the Common Stock), payable, with respect to each share of Redeemable Preferred Stock, solely in cash at a rate of 6.5% per annum on (i) the Liquidation Preference and (ii) the amount of accrued and unpaid dividends (if any) (the “Dividend Preference Amount”). Such dividends shall be cumulative, accrue daily on a quarterly compounding basis from the Issue Date and calculated on the basis of a 360-day year for actual days elapsed, whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and be due and payable upon distribution of dividends, Liquidation Event or Redemption.

(b) The Board of Directors of the Corporation may not cause dividends to be paid to the holders of Common Stock until holders of Redeemable Preferred Stock has received dividends in an aggregate amount equal to the sum of the (i) the Liquidation Preference and (ii) the amount of accrued and unpaid dividends thereon in accordance with Section 3(a) above.

SECTION 4. Liquidation Preference.

(a) In the event of (1) the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, (2) the sale or disposition of all or any significant assets or business of the Corporation (other than assets relating to the Corporation’s BOLT browser, which as of the date hereof constitutes less than 20% of the Corporation’s revenues) (for the avoidance of doubt, a sale or disposition of assets or of any business of the Corporation generating at least 20% of the Corporation’s revenues in any 12-month period or a sale or grant of exclusive license (other than an Excluded License) to Corporation Intellectual Property generating at least 20% of the Corporation’s revenues in any 12-month period, shall be deemed a sale of a significant portion of the assets or business of the Corporation)) except where such sale, exclusive license or other disposition is to a wholly owned Subsidiary of the Corporation, (3) the merger, recapitalization, reclassification or consolidation of the Corporation into or with any other Person, including any issuance of securities, in a transaction that results in either (i) the Common Stock being converted or exchanged into some other security, or (ii) a change in the beneficial ownership of at least fifty percent (50%) of the issued and outstanding shares of the voting capital stock of the Corporation, or (4) any other transaction having a similar economic effect (each, a “Liquidation Event”), then in each such case each holder of Redeemable Preferred Stock will be entitled to receive and to be paid out of the assets of the Corporation available for distribution to the stockholders of the Corporation, before any payment or distribution is made to holders of Junior Stock (including the Common Stock), in respect of each share of Redeemable Preferred Stock an amount equal to the Liquidation Preference, plus any accumulated and unpaid dividends on such shares to the date fixed for the Liquidation Event.

(b) If, upon a Liquidation Event, the amounts payable with respect to the Liquidation Preference of the Redeemable Preferred Stock and all Parity Stock are not paid in full, the holders of the Redeemable Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Corporation in proportion to the full Liquidation Preference and accumulated and unpaid dividends to which they are entitled.

(c) After the payment to the holders of the shares of Redeemable Preferred Stock of full amount of the Liquidation Preference and accumulated and unpaid dividends to which they are entitled, the holders of Redeemable Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

SECTION 5. Redemption.

(a) On the terms and conditions of this Section 5, the Redeemable Preferred Stock may be redeemed in whole or in part which, upon payment of the applicable redemption price, shall constitute a forfeiture and cancellation of such redeemed shares of Redeemable Preferred Stock (each such event, a “Redemption”).

(b) Upon twenty (20) calendar days’ notice to holders of the Redeemable Preferred Stock, the Corporation at any time (such date being an “Optional Redemption Date”) and in its sole and absolute discretion may cause a Redemption of all, or any portion of the Redeemable Preferred Stock, provided that any such Redemption of less than all of the shares of Redeemable Preferred Stock shall be completed with respect to each Holder’s Pro Rata Portion of the total amount of shares of Redeemable Preferred Stock being redeemed. On an Optional Redemption Date, the Corporation shall pay to Holders of the Redeemable Preferred Stock in respect of each share of Redeemable Preferred Stock then outstanding a sum, in cash, equal to the Liquidation Preference plus any accrued and unpaid dividends through and including the Optional Redemption Date (the “Optional Payment Amount”).

(c) Unless the Redeemable Preferred Stock shall have been redeemed pursuant to paragraph (b) or (e) of this Section 5, the Redeemable Preferred Stock shall be subject to mandatory Redemption by the Corporation upon the occurrence of any of the following events (the date of each such event being a “Mandatory Redemption Date”): (i) the date which is the five year anniversary of the Issue Date, or October 10, 2017, (ii) the issuance by the Corporation or the consummation of any offering or transaction of the Corporation for the authorization or issuance of any Parity Stock or any other equity security ranking senior to the Redeemable Preferred Stock as to liquidation, sale or merger preferences, redemption, or dividend rights, or with any special voting rights or any other right or preference (other than issuance of additional shares of Redeemable Preferred Stock sold on or before December 31, 2012 with an aggregate purchase price not to exceed $3,000,000), or (iii) prior to the issuance by the Corporation or the consummation of any offering or transaction of the Corporation for the authorization or issuance or entering into any debt exceeding, individually or in the aggregate, the principal amount of $50,000 or effect a public offering or private placement of the debt securities of the Company (other than commercial bank debt). On a Mandatory Redemption Date, the Corporation shall pay to Holders of the Redeemable Preferred Stock in respect of each share of Redeemable Preferred Stock then outstanding a sum, in cash, equal to the Liquidation Preference plus any accrued and unpaid dividends through and including the Mandatory Redemption Date (the “Mandatory Payment Amount”).

(d) On and after the close of business on any Optional Redemption Date or Mandatory Redemption Date, as applicable, and subject to full payment of the applicable Optional Payment Amount or Mandatory Payment Amount, such shares of Redeemable Preferred Stock that have been redeemed shall be deemed cancelled and cease to be outstanding, dividends with respect to such shares of Redeemable Preferred Stock shall cease to accumulate and all rights whatsoever with respect to such shares shall terminate.

(e) Unless the Redeemable Preferred Stock shall have been redeemed pursuant to paragraph (b) or (c) of this Section 5, the Redeemable Preferred Stock shall be subject to mandatory redemption by the Corporation in the event that an Exercise Notice (as such term is provided in the common stock warrants (the “Warrants”) issued to the holder of Redeemable Preferred Stock) is provided by a Holder to the Corporation (“Warrant Mandatory Redemption Notice”). Each Warrant Mandatory Redemption Notice shall set forth (i) the number of Warrants being exercised by such Holder, and (ii) the number of Redeemable Preferred Stock that the holder thereof elects to redeem in connection with its Exercise Notice (“Warrant Redeemable Preferred Securities”). The Liquidation Preference plus any accrued and unpaid dividends on such Holder’s Warrant Redeemable Preferred Securities redeemed pursuant to the Warrant Mandatory Redeemable Notice shall be retained by the Corporation and credited as full payment for the exercise price of such Warrants at the consummation of the exercise of the Warrants by such Holder pursuant to such exercise notice. On and after the close of business on any such date of Redemption, such shares of Warrant Redeemable Preferred Securities shall be deemed cancelled and cease to be outstanding, dividends with respect to such shares of Warrant Redeemable Preferred Securities shall cease to accumulate and all rights whatsoever with respect to such shares shall terminate.

(f) The Corporation shall pay any and all taxes which may be payable with respect to the redemption of the Warrant Redeemable Preferred Securities (including, without limitation, any tax incurred by the Holder in connection with its redemption of the Warrant Redeemable Preferred Securities and use of such proceeds to exercise the Warrants and other transfer or non-income taxes). For the avoidance of doubt, payment of any and all tax liabilities of the Holder in respect of the accrued dividend on the Warrant Redeemable Preferred Securities or that the Holder would otherwise incur upon a cash exercise of the Warrants not involving a redemption of Warrant Redeemable Preferred Securities shall in each case remain the responsibility of the Holder, including without limitation income or capital gains taxes.

SECTION 6. Redeemable Preferred Stock Not Redeemable or Exchangeable at Option of Holders; No Sinking Fund. Subject to Section 5(e), the Redeemable Preferred Stock shall not be redeemable upon the request of Holders thereof or exchangeable for other capital stock or indebtedness of the Corporation or other property upon the request of holders thereof. The shares of Redeemable Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

SECTION 7. Voting Rights. Except as otherwise required by applicable law or as set forth herein, the shares of Redeemable Preferred Stock shall be voted equally with the shares of Common Stock on a five-for-one basis (i.e., five votes for each share of Redeemable Preferred Stock) as a single class with respect to all matters submitted to the holders of Common Stock at any annual or special meeting of stockholders of the Corporation, or the holders of Redeemable Preferred Stock may act by written consent in the same manner as Common Stock. Each holder of one or more shares of Redeemable Preferred Stock shall be entitled to receive notice of any stockholders’ meeting in accordance with the DGCL and the Bylaws of the Corporation and any other notice provided to stockholders of the Corporation and copies of the resolutions thereof.

SECTION 8. Preemptive Rights. Each Holder of Redeemable Preferred Stock shall have a preemptive right to purchase a percentage of all securities that the Corporation may, from time to time, propose to sell and issue after the Issue Date, other than Exempt Securities. The percentage of such new securities that a Holder shall be entitled to purchase pursuant to this preemptive right shall be equal to such Holder’s percentage interest in the Corporation, calculated as if the Redeemable Preferred Stock were convertible into Common Stock at a rate of five shares of Common Stock for each share of Redeemable Preferred Stock converted. The preemptive rights granted pursuant to this Section 8 shall terminate with respect to each Holder on the earlier to occur of (i) the date on which all of such Holder’s shares of Redeemable Preferred Stock have been redeemed pursuant to Section 5 hereof, and (ii) the effective date on which the Corporation satisfies both of the following conditions: (a) shares of capital stock of the Corporation are listed on a U.S. national securities exchange registered with the SEC pursuant to Section 6(a) of the Exchange Act, and (b) the Corporation has a market capitalization of at least $40 million. For the avoidance of doubt, the U.S. national securities exchanges currently registered with the SEC pursuant to Section 6(a) of the Exchange Act are NYSE MKT LLC, BATS Exchange, Inc., BATS Y-Exchange, Inc., BOX Options Exchange LLC, NASDAQ OMX BX, Inc., C2 Options Exchange, Incorporated, Chicago Board Options Exchange, Incorporated, Chicago Stock Exchange, Inc., EDGA Exchange, Inc., EDGX Exchange, Inc., International Securities Exchange, LLC, The Nasdaq Stock Market LLC, National Stock Exchange, Inc., New York Stock Exchange LLC, NYSE Arca, Inc. and NASDAQ OMX PHLX, Inc.

SECTION 9. Status of Redeemable Preferred Stock Upon Retirement. Shares of Redeemable Preferred Stock that are redeemed pursuant to Section 5 shall be retired pursuant to Section 243 of the DGCL, or any successor provision, and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series, and all provisions of this Certificate of Designation shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors of the Corporation shall have the power, pursuant to the Section 151(g) of the DGCL, or any successor provision, and without stockholder action, to cause this Certificate of Designation to be eliminated from the Corporation’s Certificate of Incorporation.

SECTION 10. Certificates. Ownership of shares of Redeemable Preferred Stock shall be evidenced by certificates issued by the Corporation to each Holder in accordance with the DGCL and the Corporation’s Certificate of Incorporation and Bylaws. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing the Redeemable Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the holder to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the Redeemable Preferred Stock certificate(s), the Corporation shall execute and deliver to the holder new preferred stock certificate(s) of like tenor and date representing the Redeemable Preferred Stock.

SECTION 11. Transfer and Payment Upon Redemption. The Redeemable Preferred Stock may be presented to the Corporation at its principal place of business for transfer or payment upon redemption. The Corporation also shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Redeemable Preferred Stock and of transfers of shares of Redeemable Preferred Stock for the purpose of registering shares of Redeemable Preferred Stock and of transfers of shares of Redeemable Preferred Stock as herein provided. The initial registrar for the Redeemable Preferred Stock shall be the Corporation.

The Corporation may appoint one or more additional transfer agents and/or paying agents in such other locations as it shall determine. The term “Transfer Agent” includes any additional transfer agent and the term “Paying Agent” includes any additional paying agent. The Corporation may change any Transfer Agent or Paying Agent without prior notice to any holder.

SECTION 12. Certain Other Provisions.

(a) All notice periods referred to herein shall commence on the date which is five (5) business days of the mailing of the applicable notice. Notice to any holder of the Redeemable Preferred Stock shall be given to the registered address set forth in the Corporation’s records for such holder.

(b) With respect to any notice to a Holder of shares of Redeemable Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding-up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be presumed to have been duly given whether or not the Holder receives the notice.

(c) Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. Unless otherwise stated herein, any actions required to be made hereunder on any day that is not a Business Day shall be taken on the next succeeding Business Day.

(d) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(e) This Certificate of Designation shall become effective upon the filing thereof with the Secretary of State of the State of Delaware.

(f) The Corporation shall not, by amendment of its Certificate of Designation, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Redeemable Preferred Stock set forth herein, but will at all times in good faith assist in the carrying out of all terms and in the taking of all action that may be necessary or appropriate in order to protect the rights of the holders of then outstanding Redeemable Preferred Stock against impairment in accordance with the terms of this Certificate of Designation.

(g) Except as otherwise expressly provided herein, neither this Certificate of Designation nor any term hereof may be amended, waived, modified, discharged or terminated without the written consent or affirmative vote of the holders of not less than 75% of the Redeemable Preferred Shares then outstanding.

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IN WITNESS WHEREOF, Marlborough Software Development Holdings Inc. has caused this certificate to be signed by James P. Dore, Executive Vice President and Chief Financial Officer, this 9th day of October, 2012.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

By:	/s/ James Dore
Name:	James P. Dore
Title:	Executive Vice President and Chief Financial Officer